Imatron Corporate Profile

Company Overview
Imatron Inc., headquartered in South San Francisco, California, is a technology-based company principally engaged in the business of designing, manufacturing and marketing a high performance Computed Tomography (CT) scanner. This scanner, called the Ultrafast CT(R), uses the Company's patented Electron Beam Tomography (EBT) technology. The Ultrafast CT scanner is used in over 75 large and mid-sized hospitals and free-standing imaging clinics, including The Mayo Clinic, National Institutes of Health, UCLA, Tokyo University Hospital and other major hospital centers around the world. The Company also provides service, parts and maintenance to hospitals and clinics that operate its scanners. In addition, Imatron is engaged in performing contract EBT imaging research and development.

     Market Overview The Ultrafast CT scanner is directed toward the specialized, high volume screening applications of Cardiology, Pulmonology and Endoscopy together with general radiological whole body imaging. The principal market for Imatron's scanner is "high end" cardiology facilities in the U.S. and high volume general purpose CT facilities worldwide. The Ultrafast CT is the only technology capable of quantifying the small calcium deposits in coronary arteries. This procedure, known as the coronary artery scan (CAS), provides low-cost and non-invasive detection of even the very early stages of coronary artery disease. The American Heart Association stated in a press release on June 1, 1996, that the CAS was "many times more powerful than the best available non-invasive test in predicting heart attacks and other coronary disease episodes, even in apparently healthy people."

HeartScan Imaging, Inc. Subsidiary
With coronary artery disease being the single largest killer of American males and females, HeartScan Imaging, Inc. was created to capture the growing fee-revenue stream from Imatron's Ultrafast CT CAS procedure and to become the largest customer of Imatron's EBT scanners. HeartScan Imaging currently operates Coronary Artery Disease Risk Assessment Centers which are located in San Francisco, Seattle, Houston, Pittsburgh and Washington D.C. HeartScan's plans are to open additional centers affiliated with leading medical institutions and healthcare providers in the United States and Europe. After successful completion of a HeartScan Imaging private placement in July, 1996, Imatron presently has a 49.5% ownership position in HeartScan.

Management Team
Imatron is led by S. Lewis Meyer, President and Chief Executive Officer, who joined the company in 1993 after founding American Health Services Corp., now Insight Health Services Corp. Mr. Meyer has 24 years management experience in the high tech medical equipment field. Gary H. Brooks, Vice President, Finance & Administration and Chief Financial Officer, has 20 years experience in financial management. He previously served five years as Chief Financial Officer for Avocet, a privately held sports electronics manufacturer. Dr. Douglas P. Boyd, Chairman of the Board, is a founder of Imatron and the inventor of the Electron Beam Tomography technology. He was previously a Professor of Radiology (Physics) at University of California, San Francisco, and currently serves as an Adjunct Professor.

To Our Shareholders:


In 1996 we achieved a number of strategic objectives critical to Imatron's long-term growth and success. These achievements, while continuing to build on our established foundation, also underscored the challenges we face in launching a revolutionary technology in today's complex and rapidly changing medical marketplace.

     Even though Imatron experienced significant operating losses this year as compared to last, we were witness to an unprecedented volume of positive, independently published, comprehensive medical research which continues to support and confirm our Ultrafast CT scanner's vital role in the early detection of heart disease. In addition, the rising medical and economic debate over the use of cholesterol lowering drugs to treat heart disease has presented Imatron with the biggest opportunity in its operating history: How does the medical community determine who can most directly benefit from these effective, but costly, cholesterol-lowering drugs -- especially those individuals who show no other signs of heart disease? We believe that our Ultrafast CT scanner is precisely the answer to this dilemma and intend to take advantage of this opportunity for the maximum benefit of our shareholders.

During 1996, Imatron achieved a significant breakthrough in public awareness of the importance and significance of coronary artery scanning (CAS) and Ultrafast CT. From network television to national circulation print media, Imatron, CAS and Ultrafast CT have risen to a new level of worldwide visibility. With market forces, medical research and public knowledge now converging in our favor, I am pleased to have this opportunity to review the notable events of 1996 and share with you our vision for 1997 and beyond.

1996 Operating Results

For 1996, Imatron posted revenues of $25.8 million, with a net loss of $10.5 million, or $0.14 per share, compared with revenues of $26.7 million, with a net loss of $2.4 million, or $0.04 per share, a year ago. Simply put, we were disappointed with the operating results in 1996 and attribute the losses principally to: Imatron's 100 percent consolidation of our HeartScan Imaging subsidiary; a fourth quarter adjustment to revenues caused by a breach of a sales contract on the part of the buyer of one of our Ultrafast CT scanners; lower margins on flat scanner sales; operating losses associated with existing HeartScan centers; and the opening of two additional HeartScan Coronary Artery Disease Risk Assessment centers.

On December 31, 1996, Imatron's working capital had increased 130 percent to $32.8 million as a result of proceeds realized from private equity placements and the exercise of previously issued stock purchase warrants and options. Shareholders' equity increased as well, to $23.5 million from $16.2 million a year ago. This enhanced financial strength, provides Imatron with the flexibility to take advantage of a variety of business growth opportunities open to us.

Although Imatron presently owns only 49.5 percent of our HeartScan Imaging, Inc. subsidiary after the completion of a private HeartScan equity placement in July 1996, Imatron is consolidating 100 percent of HeartScan's operating results into our 1996 fiscal year financial statements. There is an exchange provision built into the HeartScan private placement, which provides the HeartScan investors an opportunity to exchange their HeartScan Series A Preferred shares for Imatron common stock over a four year period. Due to this exchange provision, and after further analysis and consultation with our accountants, we have decided to fully consolidate HeartScan's operating results until either the conclusion of the four year exchange period or a HeartScan initial public offering. HeartScan accounts for 44 percent, or $4.6 million, of Imatron's 1996 net loss.

While we regret the negative results of this consolidation, we believe that HeartScan will become the engine of Imatron's future growth by developing into a significant customer for our Ultrafast CT scanners. Throughout 1997, we intend to concentrate HeartScan's resources on specific marketing strategies to increase the public and medical community awareness of our Ultrafast CT's application and validity.

Heart disease is a reversible, treatable disease when detected in its early stages. With the advent of the Ultrafast CT and CAS, there is no need for the human suffering and economic loss associated with heart disease today. The unique role of CAS in this early detection of coronary artery disease is an issue that virtually every individual can relate to and share in. HeartScan's primary mission this year is to further promote this message to both the general public and healthcare providers.

While Imatron's Electron Beam Tomography (EBT) technology and Ultrafast CT have received major support from a growing body of medical research over the past year, our experience has clearly shown that it takes time for this information to disseminate within the medical community and result in increased sales of our scanners. Based on the multi-system orders from South Africa and Malaysia and other sales thus far this year, I am confident that Imatron's scanner shipments in 1997 will be more indicative of the widespread recognition our technology has received over the past 18 months.

1996 Achievements

1996 was also a milestone year with respect to product development. In December 1996, our engineering team completed its work on version 12.3 software. This new software triples the image acquisition capability on our Ultrafast CT C-150 scanner to 140 images in 15 seconds and represents the most significant system performance upgrade in five years. Now we will be able to expand our applications directed to the chest and abdomen, as well as to improve our Ultrafast CT scanner's ability to scan patients who are unable to remain motion-free for extended periods of time. After the completion of clinical Beta testing expected in early 1997, we will be able to market this enhancement to our new and existing customer base.

Also in December, Imatron began marketing our new, desktop 3D workstation, the Ultra Access. When connected to the Ultrafast CT scanner, this workstation significantly increases the functionality of cross-sectional scanning. Images can now be viewed in 2D, 3D, maximum intensity projections and real-time multi-planar reformatting. Other Ultra Access capabilities include auto filming, auto archiving and DICOM (digital imaging and communications in medicine) image transfer. Its multi-tasking feature and superior image display create efficiencies for our users by providing increased time for sophisticated image processing and reconstruction. Thus far, response to the Ultra Access has been extremely favorable.

The Ultra Access workstation is the first product to result from the cooperative working relationship between Imatron and ISG Technologies. We expect that full implementation of the ISG development platform into our product line will greatly reduce the time to market for future Imatron products.

In our quest to achieve higher engineering and manufacturing standards, Imatron has met the requirements of the European Union's Electro Magnetic Compatibility
Directive: 89/336/EEC. Imatron may affix the CE mark to its Ultrafast CT scanner indicating compliance to this directive.

Our corporate partnership with Siemens has provided the necessary funds ($12.5 million to date) for our engineering group to continue to tackle major EBT development projects. These projects will continue to provide new and existing Ultrafast CT users with a pipeline of state-of-the-art CT imaging technology. These developments solidify Imatron's technological superiority, providing a formidable barrier against competitors entering the field of EBT. Based on the recent receipt of Ultrafast CT scanner orders from Siemens, we believe the distribution component of our Siemens relationship will generate increased sales revenue to Imatron during 1997.

Another critical element in our plan for company growth was completed in July, 1996. We closed an equity financing for our wholly-owned subsidiary, HeartScan Imaging, Inc. In this private placement, we sold a 40 percent fully-diluted interest in HeartScan in the form of 100,000 Series A Preferred shares, for $16 million. With this $16 million equity infusion, HeartScan was able to move forward with its strategy of opening additional Coronary Artery Disease Risk Assessment Centers in conjunction with leading medical institutions and cardiology groups nationwide. In September, HeartScan-Pittsburgh was opened in affiliation with the University of Pittsburgh Medical Center.
HeartScan-Washington D.C., affiliated with The George Washington University Medical Center, followed in November.

HeartScan had planned to have seven centers open by the 1996 year end, however, management decided to slow HeartScan's growth in order to concentrate on fundamentals at its existing sites and to effectively manage HeartScan's business expansion. A total of five centers are now open, located in South San Francisco, Seattle, Houston, Pittsburgh and Washington D.C.

1997 Objectives

During the coming year we intend to focus on the following goals and objectives:

Improve Imatron's operating results through increased international sales, sales to Siemens, and HeartScan center profitability.

Continue to educate the medical community and general public on the value and benefits of Imatron's Coronary Artery Scan, which uniquely enables early, non-invasive and inexpensive detection of coronary artery disease, the nation's number one killer of both men and women.

Obtain  increased  managed care and  indemnity  insurance  coverage for the CAS.

Deliver important new clinical capabilities to our new and existing customer base.

Achieve Imatron Quality System Certification to the ISO (International Organization of Standardization) 9001 standard.

Expand our customer service base to ensure customer satisfaction and increased service contract revenues.

Focus on profitability and fundamental marketing strategies at existing centers in HeartScan Imaging's network.

Effective commercialization of our Ultrafast CT technology is clearly the greatest challenge facing Imatron today. We are dedicated to communicating our powerful message to the general public, medical professional, managed care and indemnity insurance communities, in order to establish widespread acceptance of the CAS' ability to detect heart disease, predict heart attacks and reduce the costs associated with the treatment of coronary artery disease.

A mountain of research data exists today which confirms our scanner's unique role in the management and diagnosis of heart disease. During the coming year we intend to capitalize on this data and the `grass roots' momentum we have created in order to establish and sustain profitability for both Imatron and HeartScan Imaging.

In closing, I would like to welcome Rear Admiral (Ret.) William McDaniel, M.D. and Jose Filipe Guedes to Imatron's board of directors. Admiral McDaniel's years of service and experience as Surgeon of the U.S. Pacific Command for the U.S. Navy, along with Mr. Guedes' comprehensive background in the manufacturing industry in Portugal, will be invaluable as they advise Imatron during this period of development and growth. I would also like to express my gratitude to Drs. Ugo Busatti and Giovanni Lanzara, of Italimprese, SpA, who both retired from our board during 1996. Drs. Busatti and Lanzara, who became members of our board in 1993 and 1994, respectively, were key advisors during Imatron's management transition.

We look forward to the future with confidence and enthusiasm about Imatron's opportunities for success. Your continued support and confidence are greatly appreciated.


S. Lewis Meyer
President and Chief Executive Officer

IMATRON'S UNIQUE ULTRAFAST CT SCANNER

Imatron has pioneered the innovative design and is exclusively responsible for the manufacture of the Ultrafast Computed Tomography (CT) scanner. Protected by 24 patents and proprietary know-how, the Ultrafast CT system is capable of scanning speeds dramatically faster than conventional Computed Tomography scanners, often referred to as CT or CAT scanners. This rapid scan speed provides the Ultrafast CT with the ability to exclusively perform a variety of important cardiac imaging procedures.

IMATRON'S EXCLUSIVE CORONARY ARTERY SCAN

The two-dimensional set of cross-sectional, Ultrafast CT images of the heart and coronary arteries is more commonly referred to as the coronary artery scan
(CAS). The CAS is a unique, new diagnostic test for the early detection of heart disease. It is low-cost, non-invasive and the most sensitive method currently available to detect small calcium deposits in the coronary arteries. Numerous studies have proven that calcium in the coronary arteries is a marker for atherosclerosis, a condition recognized as the leading cause of heart disease.

The CAS procedure takes less than ten minutes, requires no injections and delivers an x-ray dose less than a conventional abdominal x-ray. The procedure is recommended for men over 40 and women over 45 who show no symptoms of heart disease, but have conventional risk factors. In September of 1996, the American Heart Association issued a Medical/Scientific Statement which concurred with these patient guidelines for the CAS procedure. If you have concerns about your risk of heart disease, please talk to your physician about the coronary artery scan.

IMATRON'S EXCLUSIVE 3-D VISUALIZATION OF THE CORONARY ARTERIES

3-D visualization of the coronary arteries begins with a contrast-enhanced, two-dimensional set of Ultrafast CT scan data of the cardiac region, which is then reconstructed through the use of a powerful, desktop computer workstation into three-dimensional images of the heart. These three-dimensional images clearly show the coronary arteries, coronary bypass grafts and any significant blockages that might be present. In contrast to the two-dimensional coronary artery scan, patients must have an intravenous injection of x-ray contrast medium in the arm.

3-D visualization of the coronary arteries, also known as 3-D CT Angiography, is rapidly gaining acceptance as a potential replacement for coronary angiography, the invasive, `gold standard' procedure which requires x-ray contrast injection through a thin catheter inserted into the femoral artery until it reaches the aorta. Many research studies, conducted by medical institutions such as Harbor-UCLA Medical Center, the University of Erlangen in Nurnberg, Germany, Hiroshima University of Hiroshima, Japan and the FuWai Hospital of Peking, People's Republic of China, have provided compelling data to support this case.

OTHER APPLICATIONS OF THE ULTRAFAST CT SCANNER

It is important to note that the Ultrafast CT scanner is capable of imaging other parts of the body. Even though our scanner's unique niche is in the area of the heart, this amazing technology certainly has applications which extend well beyond cardiology. The Ultrafast CT scanner can be used to scan: the lungs, head, abdomen, spine and brain; the heart, lungs, kidneys and liver to measure blood flow; and in pediatrics, geriatrics and trauma where scanning speed to freeze motion is also critical. In addition, 3-D reconstructions of the colon and bronchus can be produced in superb quality from sets of two-dimensional Ultrafast CT scan data. The ultimate goal of this 3-D procedure is to eliminate the cost and invasive nature of bronchoscopy and colonoscopy. At present, these applications are in clinical research and development at major medical research facilities around the world.

IMATRON'S EXCLUSIVE ELECTRON BEAM TOMOGRAPHY (EBT) TECHNOLOGY

     Imatron's Ultrafast Computed Tomography (CT) scanner uses patented Electron Beam Tomography (EBT) technology. Invented by Dr. Douglas Boyd, Chairman of Imatron's Board of Directors, this completely electronic technology enables scanning up to 20 times faster than conventional, mechanical Computed Tomography scanners. Conventional Computed Tomography scanners employ a heavy x-ray tube which revolves around the body. Imatron's scanner has no moving parts, and can acquire data faster thanks to the electronically steered electron beam.

Acquired EBT scan data is a set of two-dimensional, cross-sectional images. Three-dimensional imaging is accomplished by transferring the set of images to a powerful, desktop computer workstation for conversion into a 3-D visualization.

PUBLISHED EBCT RESEARCH:  A CHORUS OF CONTINUING WIDESPREAD VALIDATION

In  the  past  year,   numerous  research  studies  continued  to  validate  the
effectiveness of Imatron's Electron Beam Computed Tomography (EBCT) technology:


     Circulation (March 1, 1996), -- the American Heart Association journal - Reported the coronary artery scan by Ultrafast CT detected coronary artery disease in 95 percent of 710 patients with blockages documented by invasive coronary angiography. Author Dr. Bruce Brundage and colleagues concluded that Ultrafast CT scanning has "excellent sensitivity for the detection of coronary artery disease."

     45th Annual Scientific Sessions of the American College of Cardiology (March 1996) - Ten papers presented regarding Ultrafast CT applications, including a 19 month follow-up study of nearly 1,200 asymptomatic patients which reported coronary artery scanning to be "highly effective in predicting cardiovascular events, including heart attacks, in the large sample of asymptomatic persons."

     Mayo Clinic Proceedings (April 1996) -- Major review article reported that EBCT has a sensitivity of 94 to 97 percent for detecting coronary vessel narrowing, and is greater than 95 percent effective in ruling out obstructive coronary artery disease.

     Circulation (June 1, 1996), -- the American Heart Association journal - Reported the coronary artery scan by Ultrafast CT is "more powerful than the best available non-invasive test in predicting heart attacks and other coronary disease episodes, even in apparently healthy people." By comparing data from a 19 month follow-up study of nearly 1,200 asymptomatic patients with a 12 year study on cholesterol testing, the researchers concluded the coronary artery scan "is a better predictor of cardiovascular disease events in a much shorter time period."

     Circulation (September 1, 1996), -- American Heart Association Medical/Scientific Statement - Expansion of its former position on Imatron's Electron Beam Computed Tomography (EBCT) technology by acknowledging its role in the diagnosis and management of coronary heart disease. Statement authors conclude that "because EBCT has been shown to be sufficiently accurate for predicting the presence of angiographic stenoses somewhere in the coronary arteries and for predicting the likelihood of clinical end points in symptomatic patients, it can be used as part of a cardiological examination done under the supervision of a physician knowledgeable about the significance of scan results and the management of coronary heart disease."

     International Symposium on Electron Beam Tomography (October 1996) - Sponsored by the University of Iowa and Harbor-UCLA Medical Center - 32 papers presented regarding clinical applications of Imatron's Ultrafast CT. Five papers focused on the sensitive and specific application of Ultrafast CT in the 3-D evaluation of coronary artery bypass grafts and restenosis after coronary angioplasty.

     69th Annual Scientific Sessions of the American Heart Association (November
1996) - Ten papers presented on Ultrafast CT involving the diagnosis of coronary artery disease, with six presentations addressing coronary artery calcification and atherosclerosis. Of the ten papers presented at the Sessions, Dr. Arthur Agatston and colleagues from Mt. Sinai Medical Center determined that coronary calcification as detected by Electron Beam Computed Tomography is highly predictive of future heart attack risk, even in individuals who have no symptoms. Dr. Agatston's research group based their findings on a three to six year follow up study of 367 middle-aged men and women.

     82nd  Scientific  Assembly  of the  Radiological  Society of North  America
(December 1996) - More than 12 papers and seminars featured Electron Beam Computed Tomography technology, which corresponded with the unprecedented interest at Imatron's technical exhibit.

     American Journal of Cardiology (January 15, 1997) - Reported coronary calcification as detected by Ultrafast CT is a predictor of unsuspected blockages in the coronary arteries of asymptomatic individuals. Basing their study on 18 asymptomatic individuals who showed above average calcium scores, Dr. Alan Guerci and colleagues used coronary angiography to demonstrate a highly significant relationship between calcium score and coronary artery disease.

     Journal of the American College of Cardiology (February 1997) - Reported that the extent of coronary calcification correlated well with overall atherosclerotic plaque burden. Dr. Gary Mintz and colleagues from the Washington Hospital Center based their findings on 1,422 patients who underwent intravascular ultrasound to examine the extent and composition of atherosclerotic plaque. This study provides independent verification of the rationale supporting CAS.

     46th Annual Scientific Sessions of the American College of Cardiology (March 1997) - Ten papers presented regarding Ultrafast CT applications, including three presentations unveiling new Ultrafast CT obtained images of blockages in the coronary arteries. Dr. Matthew Budoff and colleagues from the Harbor-UCLA Medical Center concluded that "intravenous Ultrafast CT angiography is a safe and non-invasive technique with great potential impact for the diagnosis and treatment of coronary artery disease."

ULTRAFAST CT:  THE ANSWER TO TODAY'S MOST CRITICAL HEALTHCARE ISSUE

This massive amount of clinical research further elaborates on the more than 160 papers already published on the important role of Imatron's EBT scanner in the early diagnosis of heart disease. Multi-year follow-up studies and population samples in the thousands all provide a compelling case for widespread use of Ultrafast CT and the CAS. As we enter 1997, we are committed to converting this tremendous volume of research into increased sales of our Ultrafast CT scanner.

Probably the most important publication for Imatron in 1996 was the American Heart Association's (AHA) new `Medical/Scientific Statement'. The statement, which was published in Circulation in September, 1996, recognized our scanner's unique role in the diagnosis and management of heart disease. The authors stated that this technique could help in identifying the presence of early coronary artery disease in asymptomatic people with known risk factors. This new `Medical/Scientific Statement' stands in sharp contrast to the AHA's previous position statement issued almost four years ago, which did not recommend the use of Ultrafast CT for coronary artery disease screening until further research had been conducted.

In addition to the AHA's `Medical/Scientific Statement', there is an important, developing health care trend emphasizing the power of Imatron's Ultrafast CT scanner. Previously published studies, such as the West of Scotland Study and Scandinavian Simvastatin Survival Study (4S), have proven that the treatment of patients with, or suspected of having, coronary artery disease (CAD) with newly developed cholesterol-lowering medications is highly effective. In the medical community, broad consensus exists today for treating patients with established CAD, and patients at high risk for CAD, with these medications. However, there has been a great deal of controversy over how to determine who is at high risk. The Cholesterol and Recurrent Events Study published in the October 3, 1996 issue of the New England Journal of Medicine further proved there is no direct connection between cholesterol and heart disease. In the study, researchers found that the benefits of cholesterol lowering drug therapy also extend to heart disease patients with "average" or "normal" cholesterol levels. According to Dr. Alan Guerci, Director of Research at St. Francis Hospital in Roslyn, NY, "Available data indicates that the majority of people with clinical coronary disease have normal cholesterol levels."

The actual risk of heart attack and coronary disease episodes varies widely in individuals depending on several complicated factors; The very high cost of the cholesterol-lowering medications reinforces the necessity to successfully identify treatment candidates. A front page article in the December 6, 1996 Wall Street Journal brought this fact home. The article was titled, "Pricey Prescription; Powerful Medications for Cholesterol Pose a Paradox for HMOs; Curbing the Future Expense of Heart Disease Raises Concerns on Present Costs; What is an Acceptable Risk?"

Acording to Dr. Alan Wasserman, Chairman of the Division of Cardiology at George Washington University Medical Center, "Recent research shows that the Coronary Artery Scan by Ultrafast CT is precisely the answer to the dilemma facing the medical community today - who to treat aggressively with cholesterol lowering medication independent of an individual's specific cholesterol level.

"If our other tests were perfect we wouldn't look for new diagnostic methodologies. Exercise testing, in addition to other diagnostic tests, carries a high degree of false positives along with some false negatives. Clearly, no other test today has as good a sensitivity as Imatron's Ultrafast CT Coronary Artery Scan."

Dr. Bruce Brundage, Chief of Cardiology at Harbor-UCLA Medical Center, also comments, "The single best test for screening asymptomatic people for risk of coronary artery disease is Electron Beam CT scanning, unequivocal in my opinion."

Dr. Robert Roberts, Chairman, Cardiology Section at the Baylor College of Medicine in Houston, Texas states, "Independent of coronary artery scanning, there is no doubt today that we are entering an era where prevention of atherosclerosis is clearly the way to go. The treatment for the twenty-first century is not going to be treating myocardial infarction. It is going to be treating atherosclerosis in the vessel wall and preventing its development. One of the reasons I ever got involved with coronary artery scanning is to take my group into the twenty-first century."

We at Imatron firmly believe that our Ultrafast CT scanner can determine who will most directly benefit from effective, but costly, cholesterol-lowering medications -- even if they show no signs of heart disease. Numerous studies have stated the case for the efficacy and utilization of Ultrafast CT in diagnosing those at risk for coronary artery disease. With the support of many nationally prominent cardiologists, we intend to capitalize on this opportunity and pass the benefits onto you, our shareholders.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                         LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1996, the Company had working capital of $33.0 million which was a 131% increase compared to working capital of $14.3 million at December 31, 1995. The current ratio increased to 4.4:1.0 from 2.4:1.0 at December 31, 1995.

The Company's assets increased in 1996 by 72% to $53.2 million compared to December 31, 1995 total assets of $30.9 million primarily due to proceeds realized of $31.7 million (net of offering costs) from private placement offerings and exercises of warrants and stock options. In addition, property and equipment increased by $2.5 million exclusive of $2.7 million in additions that are related to capitalized leases. Capital lease obligations were entered into in 1996 principally due to the establishment of two new HeartScan clinic scanners. The deferred income of $1.4 million is related to deferred profit on sales of scanners under sale-leaseback arrangements.

In connection with the March 1995 Memorandum of Understanding with Siemens, the $4 million note payable to Siemens was cancelled in exchange for five patents and termination of the minimum purchase obligations.

Management believes that cash, cash equivalents and short-term investments existing at December 31, 1996 and the estimated proceeds from ongoing sales of products and services in 1996 will provide the Company with sufficient cash for operating activities and capital requirements through December 31, 1997.

HeartScan anticipates that 1997 capital equipment acquisitions will increase from 1996 due to the expansion of clinic base.

To satisfy the Company's capital and operating requirements beyond 1997, profitable operations, additional public and/or private financing or the incurrence of debt may be required. If future public or private financing is required by the Company, holders of the Company's securities may experience dilution. There can be no assurance that equity or debt sources, if required, will be available or, if available, will be on terms favorable to the Company or its shareholders.

The Company does not believe that inflation has had a material effect on its revenues or results of operations.

                              RESULTS OF OPERATIONS

1996 vs. 1995

Overall revenues decreased 3% from $26,700,000 in 1995 to $25,768,000 in 1996. Product sales, including $1.8 million under sale-leaseback arrangements with various leasing companies in both 1996 and 1995, increased 6% due to a higher option/upgrade revenues. There were 10 scanners and 1 refurbished unit sold in 1996 versus 10 scanners in 1995. Service revenues decreased 37% from $5,529,000 in 1995 to $3,465,000 in 1996 primarily due to lower spare parts shipment. Research and development contract revenues decreased by 11% to $5,000,000 compared to $5,637,000 in 1995 due to the lower revenue recognized under the Memorandum of Understanding with Siemens as compared to the previous Siemens development agreement that was terminated in March 1995. Clinic revenues related to the HeartScan subsidiary increased by 181% to $1,293,000 in 1996 compared to $460,000 in 1995 as a result of additional coronary artery disease risk assessment centers (clinics) operating in 1996.

The costs of revenues as a percent of revenues for 1996 is higher at 96% as compared to 89% in 1995. Product cost of revenues as a percent of product revenues increased to 90% in 1996 from 89% in 1995 as a result of lower realized margin on scanners sold. Service cost of revenues as a percent of service revenues increased to 91% in 1996 as compared to 71% in 1995 due primarily to lower volume of spares shipped. Development contract revenue and cost of revenue is identical in 1996 due to the terms of the three year Memorandum of Understanding with Siemens. In 1995, development revenue also included a development contract with Siemens which provided a higher gross margin to the Company. This contract was terminated in 1995. Clinic cost of revenues as a percent of clinic revenues decreased to 173% in 1996 as compared to 293% in 1995 primarily due to additional revenues related to the establishment of new Heartscan clinics.

Operating expenses of $13,390,000 for 1996 increased by 45% as compared to 1995 expenses of $9,225,000. Research and development expenses of $3,318,000 reflect the research and development spending not covered by the Siemens research and development contract. Marketing and sales expenses increased to $4,676,000 from $3,137,000 in 1995 primarily due to higher advertising expenses incurred by HeartScan and expenses related to studies conducted promoting the benefit of the Company's product. General and administrative expenses increased to $5,396,000 from $2,658,000 in 1995 mainly due to increases in bad debt expense related to Imatron receivables and overhead expenses related to the establishment of new HeartScan clinics.

Other income decreased to $2,508,000 from $4,021,000 in 1995 as a result of the transaction recorded in 1995 eliminating the $4.0 million term loan with Siemens in exchange for the transfer of five Imatron EBT patents and the cancellation of Siemens' existing minimum purchase obligations under the previous distribution agreement . In 1996, the Company recognized $1,756,000 in other income from the sale of 59,090 shares of Invision Technologies common stock.

Interest expense increased to $564,000 from $312,000 in 1995 due primarily to an increase in capitalized scanners leased back by HeartScan.

1995 vs. 1994

Overall revenues decreased 20% from $33,571,000 in 1994 to $26,700,000 in 1995. Product sales, including $1,820,000 under the sale-leaseback arrangements in 1995, decreased 35% due to decreased scanner shipments which was partially offset by higher option/upgrade revenues. Scanner shipments in 1995 were 10 units versus 16 units in 1994. Service revenues increased 16% from $4,750,000 in 1994 to $5,529,000 in 1995 primarily due to higher spare parts shipment. Research and development contract revenues went up by 5% to $5,637,000 compared to $5,380,000 in 1994. Clinic revenues increased by 99% due to an increase in number of patient scans attributed to increased clinic advertisements.

Product costs as a percentage of revenues was 89% in 1995 versus 71% in 1994. This increase was the result of lower realized per unit revenue and overhead expenses being allocated to a smaller number of units. The cost of service revenues as a percentage of revenues decreased to 71% in 1995 versus 85% in 1994. This decrease was the result of lower scanner maintenance costs. Cost of clinic revenues as a percentage of revenues went up to 293% as compared to 226% in 1994 because of start-up expenses related to the establishment of new HeartScan clinics.

The cost of development contracts as a percent of development contract revenues decreased to 88% in 1995 versus 97% in 1994. The continued high level of cost is due primarily to head count and associated costs required to continue activities under the Siemens Collaborative Agreement.

Operating expenses for 1995 increased by 38% as compared to 1994. Research and development expenses are 63% higher in 1995 primarily due to the increased use of consultants. Marketing and sales expenses were up 51% in 1995 versus 1994 primarily because of commissions paid for scanners sold to Imatron Japan KK and increased marketing costs for HeartScan, a wholly-owned subsidiary of Imatron. General and administrative expenses increased 6% in 1995 as compared to 1994.

The increase in other income in 1995 is a result of the elimination of the $4,000,000 term loan with Siemens in exchange for the transfer of five Imatron EBT patents and the cancellation of Siemens' existing minimum purchase obligations under the previous distribution agreement.

Interest expense decreased 44% as compared to 1994 primarily due to the elimination of the $4,000,000 term loan with Siemens.


                           Consolidated Balance Sheets
                             (Amounts in thousands)
                                                                                         December 31,
ASSETS                                                                           1996                  1995
------
                                                                         --------------------    ------------------
Current assets
     Cash and cash equivalents                                             $ 10,862               $    7,269

     Short-term investments                                                  14,171                    1,266
     Accounts receivable (net of allowance for doubtful acccounts of $1,110 and $171 at December 31, 1996 and 1995):
       Trade accounts receivable                                              2,940                    3,083
       Accounts receivable from affiliate                                     2,660                    2,957
     Notes receivable                                                          -                         250
     Inventories                                                             10,393                    8,937
     Prepaid expenses                                                         1,659                      563
                                                                        --------------------    ------------------
                 Total current assets                                        42,685                   24,325



Property and equipment, net                                                  10,102                    6,260
Other assets                                                                    405                      291
                                                                        ------------------    ------------------

                 Total assets                                             $  53,192             $     30,876
                                                                        ===================   ==================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
      Borrowings under line of credit                                     $       -             $       992

      Accounts payable                                                        2,461                   2,785
      Other accrued liabilities                                               5,994                   5,607
      Captial lease obligations - due within one year                         1,188                     689
                                                                        -------------------    ------------------

                 Total current liabilities                                    9,643                  10,073

Deferred income on sale leaseback transactions                                1,419                   1,267
Capital lease obligations                                                     4,604                   3,311
                                                                        ------------------    ------------------

                 Total liabilities                                           15,666                  14,651

Commitments and contingencies - Note 3 and 6

Minority interest                                                            14,941                     -

Shareholders' equity
      Common stock, no par value; authorized-100,000 shares; issued
         and outstanding-77,919 shares in 1996 and 68,835 shares in 1995     89,223                  72,282
      Deferred compensation                                                   (116)                     -
      Additional paid-in capital                                              1,500                   1,500
      Accumulated deficit                                                   (68,022)                (57,557)
                                                                        ------------------  -----------------

      Total shareholders' equity                                             22,585                  16,225
                                                                       -----------------    ------------------

                Total liabilities and shareholders' equity               $   53,192            $     30,876
                                                                       =================    ==================

The accompanying notes are an integral part of these consolidated financial statements.


                      Consolidated Statements of Operations
                (Amounts in thousands, except per share amounts)


                                                                                        Years ended December 31,

                                                                           1996               1995               1994
                                                                       ---------------    ---------------    --------------
Revenues
     Product sales                                                      $      14,236         $ 13,254       $      23,210
     Product sale-leaseback arrangements                                        1,774              1,820                 -
     Service                                                                    3,465              5,529             4,750
     Development contracts                                                      5,000              5,637             5,380
     Clinics                                                                    1,293                460               231
                                                                       ---------------    ---------------    --------------
                       Total revenues                                          25,768             26,700            33,571
                                                                       ---------------    ---------------    --------------
Cost of revenues
     Product sales                                                             12,617             11,533            16,556
     Product sale-leaseback arrangements                                        1,774              1,820                 -
     Service                                                                    3,158              3,952             4,021
     Development contracts                                                      5,000              4,978             5,227
     Clinics                                                                    2,238              1,350               521
                                                                       ---------------    ---------------    --------------
                       Total cost of revenues                                  24,787             23,633            26,325
                                                                       ---------------    ---------------    --------------

Gross profit                                                                      981              3,067             7,246

Operating expenses
     Research and development                                                   3,318              3,430             2,101
     Marketing and sales                                                        4,676              3,137             2,077
     General and administrative                                                 5,396              2,658             2,519
                                                                       ---------------    ---------------    --------------
                       Total operating expenses                                13,390              9,225             6,697
                                                                       ---------------    ---------------    --------------

Operating income (loss)                                                      (12,409)            (6,158)               549
Interest and other income                                                       2,508              4,021             2,342
Interest expense                                                                (564)              (312)             (558)
                                                                       ---------------    ---------------    --------------
Income (loss) before provision for income taxes                              (10,465)            (2,449)             2,333
                                                                       ---------------    ---------------    --------------
Provision for income taxes                                                          -                  -              (23)
                                                                       ---------------    ---------------    --------------
Net income (loss)                                                         $  (10,465)        $   (2,449)        $    2,310
                                                                       ===============    ===============    ==============
Net income (loss) per common share                                         $   (.14 )        $   (.04 )         $    .04
                                                                       ===============    ===============    ==============
Number of shares used in per share calculations                                74,406             57,598            62,102
                                                                       ===============    ===============    ==============

The accompanying notes are an integral part of these consolidated financial statements.


                 Consolidated Statements of Shareholders' Equity
                             (Amounts in thousands)
                                                                                                 Additional
                                           Preferred Stock       Common Stock                      paid-in     Accumulated
                                           ---------------      ------------          Deferred
                                           Shares      Amount     Shares     Amount  Compensation  Capital       Deficit     Total
                                          ----------------------------------------------------------------------------------------
Balances at December 31, 1993               2,008      $3,997     48,354     $55,559      -        $1,500      $(57,418)   $3,638

Preferred stock converted to
common stock                                 (700)      (1,395)    3,500       1,395     -            -             -         -
Common stock issued for employee
stock bonus and purchase plan,
and exercise of employee stock
options                                        -           -       1,650         837      -            -             -         837
Common stock issued for services               -           -         127          85      -            -             -          85
Net income                                     -           -          -           -       -            -           2,310     2,310
                                            --------------------------------------------------------------------------------------
Balances at December 31, 1994               (1,308)     2,602     53,631      57,876      -          1,500       (55,108)    6,870

Preferred stock converted to
common stock                                 1,308     (2,602)     6,539       2,602       -           -              -         -
Common stock sold in a private
placement, net of offering costs               -          -        6,459       9,882       -           -              -      9,882
Common stock issued for employee
stock bonus and purchase plans,
and exercise of employee stock
options                                        -          -        1,656       1,147         -         -              -      1,147
Warrants exercised                             -          -          550         775         -         -              -        775
Net income                                     -          -           -           -          -         -           (2,449)  (2,449)
                                            ---------------------------------------------------------------------------------------
Balances at December 31, 1995                  -          -       68,835      72,282       -         1,500        (57,557)  16,225

Common stock sold in a private
placement, net of offering costs               -          -        4,559      11,348      -           -              -     11,348
Common stock issued for employee
stock purchase plans, stock bonus,
and exercise of employee stock
options                                        -          -        1,188       1,194       -           -              -      1,194
Common stock issued for services                                     115         269       -                                   269
Deferred compensation from issuance
of stock options by consolidated subsidiary    -          -         -            -        (143)       -               -      (143)
Amortization of deferred compensation          -          -         -            -          27        -               -        27
Warrants exercised                             -          -        3,222       4,130        -         -               -      4,130
Net loss                                       -          -           -           -         -         -           (10,465) (10,465)
                                            ---------------------------------------------------------------------------------------
Balances at December 31, 1996                  -        $ -       77,919     $89,223      $(116)    $1,500        $(68,022) $22,585
                                            =======================================================================================

The accompanying notes are an integral part of these financial statements.

                      Consolidated Statements of Cash Flows
                             (Amounts in thousands)
                                                                        Years Ended December 31,
                                                      1996                 1995                 1994
                                                 ---------------    -----------------     ----------------
Cash flows from operating activities:
Net income(loss)                                   $(10,465)            $ (2,449)             $  2,310
Adjustments to reconcile net income(loss)to net
  cash used in operating activities:
      Depreciation and amortization                   1,374                1,709                 1,786
      Other income                                       -                (4,000)                    -
      Amortization of deferred compensation              27                    -                     -
      Common stock issued for services                  269                    -                    85
Changes in operating assets and liabilities:
      Accounts and notes receivable                     690                1,216                (2,945)
      Inventories                                    (1,456)                (701)               (3,343)
      Prepaid expenses                               (1,096)                  53                  (252)
      Other assets                                      140                  (26)                 (414)
      Accounts payable                                 (324)              (1,457)                2,232
      Other accrued liabilities                         387                  538                   584
      Deferred income                                   152                1,267                  (778)
                                                 ---------------    -----------------     ----------------
Net cash used in operating activities               (10,302)              (3,850)                 (735)
                                                 ---------------    -----------------     ----------------

Cash flows from investing activities:
Capital expenditures                                 (2,489)              (1,132)                 (621)
Purchases of available-for-sale securities          (38,891)                   -                    -
Purchases of held-to-maturity securities                 -                (1,000)                   -
Maturities of available-for-sale securities          24,720                    -                    -
Maturities of held-to-maturity securities             1,000                    -                    -
                                                ---------------    -----------------     ----------------

Net cash used in investing activities               (15,660)              (2,132)                (621)
                                                ---------------    -----------------     ----------------

Cash flows from financing activities:
Payments of obligations under capital leases           (923)                (247)                   -
Payment of notes payable                               (992)                   -                    -
Proceeeds from issuance of common stock              16,672               11,804                  837
Proceeeds from issuance of preferred stock
  of consolidated subsidiary                         14,798                    -                    -
                                               ---------------    -----------------     ----------------

Net cash provided by financing activities            29,555               11,557                  837
                                               ---------------    -----------------     ----------------

Net increase(decrease)in cash and cash equivalents    3,593                5,575                (519)

Cash and cash equivalents, at beginning of year       7,269                1,694                2,213
                                               ---------------    -----------------     ----------------

Cash and cash equivalents, at end of year        $   10,862          $    7,269          $      1,694
                                               ===============    =================     ================


Supplemental Disclosure of Noncash Investing and Financing Activities:

Deferred compensation from common stock
option grant of consolidated subsidiary          $     143          $       -              $      -
                                              ===============     =================    =================
Preferred stock converted to common stock        $       -          $    2,602             $   1,395
                                              ================     ================    ==================
Equipment acquired under capital leases          $   2,715          $    4,247             $     -
                                              ================    ================     ================

The accompanying notes are an integral part of these consolidated financial statements.

                                  IMATRON INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1996

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF COMPANY

Imatron Inc., a New Jersey corporation incorporated in 1983, is a technology-based company principally engaged in the business of designing, manufacturing, and marketing a high performance computed tomography scanner. The scanner is used in large and mid-sized hospitals and free standing imaging clinics. The Company provides service, parts and maintenance to hospitals and clinics that operate its scanners. In addition, the Company operates coronary artery scanning test facilities through its consolidated subsidary HeartScan Imaging, Inc. ("HeartScan"),in the United States.

The consolidated financial statements include the accounts of Imatron Inc. and its subsidiary HeartScan Imaging, Inc. (collectively the "Company"). All intercompany accounts and transactions have been eliminated in consolidation.


HeartScan was incorporated in Delaware in 1994. As of December 31, 1996 Imatron's interest in HeartScan is 49.5% (see Note 7). On June 28, 1996 Imatron sold 100,000 shares of HeartScan Series A preferred stock to unaffiliated third parties. The sale reduced the Company's ownership interest in HeartScan to 48.3%. Imatron originally reported $554,000 (48.3%) of HeartScan losses in its third quarter of fiscal 1996 using the equity method of accounting. The remaining losses of $594,000 were attributed to the preferred stock ownership interest of HeartScan in the third quarter of fiscal 1996. Due to certain equity exchange provisions provided to these HeartScan preferred shareholders (see note
7), HeartScan's 1996 results of operations have been fully consolidated for the year ended December 31, 1996 in the accompanying consolidated financial statements. The result of the consolidation of HeartScan was to increase the Company's net loss by $4,573,000 for the year ended December 31, 1996. Of this amount, $594,000 of losses that were originally attributed to the preferred shareholders' ownership interest in the third quarter of 1996 have now been consolidated with the Company's 1996 losses. No future HeartScan operating losses will be attributed to the preferred shareholders until the preferred stock exchange provisions are extinguished. Additionally, the net proceeds realized from the Heartscan preferred stock offering will be classified as a minority interest in the Company's balance sheet until the exchange provisions are extinguished.

The Company's results of operations in fiscal 1996 includes revenues of $1,293,000 attributed to HeartScan's operations.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash equivalents consist of liquid instruments purchased with a maturity date of three months or less and money market funds. In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company has classified all 1996 purchases of investments as available-for-sale. Available-for-sale securities are carried at amounts which approximate fair value, with unrealized gains and losses reported in a separate component of shareholders' equity, if material. Fair values of investments are based on quoted market prices. Short-term investments at December 31, 1996 consist of A1, P1 commercial papers and government securities.

As  of  December  31,  1995,  the  company  classified  certain  investments  as
held-for-maturity.   All  held-to-maturity   investments  matured  during  1996.

Management determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation as of each balance sheet date.

Realized   gains   and   losses,   and   declines   in   value   judged   to  be
other-than-temporary are included in other income. The cost of securities sold is based on the specific identification method.

CONCENTRATIONS OF RISK

The Company's primary customers operate in the healthcare industry. The healthcare industry is highly regulated. Both existing and future governmental regulations could adversely impact the market for the Company's Ultrafast CT scanner and the Company's business. The Company's operations are also subject to regulation by other federal, state and local governmental entities empowered to enforce pertinent statutes and regulations, such as those enforced by the Occupational Safety and Health Agency and the Environmental Protection Agency.

The Company sells its products primarily through exclusive distributors in the United States, Europe, Canada, India, Imatron Japan, Inc. in Japan, as well as other distributors in the Pacific rim. The Company usually requires cash deposits based on a percentage of the sales price and maintains allowances for potential credit losses. Such losses have been within management's expectations.

The Company invests its excess cash in short-term instruments with at least an A1/P1 credit rating. These funds have virtually no principal risk and have a variable interest rate. The Company has not experienced any principal losses on its investments.

The Company revenues are principally derived from the Ultrafast CT scanner. Many of the components and sub-assemblies used in the scanner have been developed and designed by Imatron to its custom specifications and are obtainable from limited or single sources of supply. In view of the customized nature of many of these components and sub-assemblies, there may be extended delays between their order and delivery. Delays in such delivery could adversely affect Imatron's present and future production schedules. The Company has made and continues to make inventory investments to acquire long lead time components and sub-assemblies to minimize the impact of such delays. In recent years, the Company has developed alternative sources for many of its scanner subcomponents and continues its programs to qualify vendors for the remaining critical parts.

INVENTORIES

Inventories are stated at the lower of standard cost (which approximates cost on a first-in, first-out basis) or market. Provisions are made in each period for the estimated effects of excess and obsolete inventories. Actual excess and obsolete inventories may differ from the Company's estimates and such differences could be material to the consolidated financial statements.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and are depreciated on a straight-line method over their estimated useful lives (3-5 years). Equipment under capital leases, except for scanner equipment, and leasehold improvements are amortized on a straight-line method over the lesser of their estimated useful lives or the remaining term of the related leases.

Scanner equipment under capital lease is amortized over a period using the units-of-production method based on the estimated usage of the equipment. It is reasonably possible that the estimates of anticipated scans, the remaining useful lives, or both will be reduced significantly in the near term. As a result, the carrying amount of the scanner equipment could be reduced materially in future periods.

RESTRICTED CASH

In connection with a sales agreement in 1994, the Company has issued letters of credits to a purchasor related to performance bond requirements. The letters of credit are collaterized by certificates of deposit totalling approximately $160,000 and $155,000 at December 31,1996 and 1995 respectively. These this restricted cash amounts have been classified as non-current assets (included in other assets).

JOINT VENTURE COMPANY

In 1994, the Company formed a joint venture, Imatron Japan, Inc. ("Joint Venture") with two unrelated parties. Imatron holds a 24% interest in the Joint Venture, which is carried at no value in the accompanying consolidated balance sheets. Imatron has no financial commitments, and is prepared to abandon its interest in the Joint Venture, which is being funded by the other joint venture partners.

The Company recognized revenues of $8,726,000 and $9,213,000 in 1996 and 1995, respectively, from sales to the Joint Venture and has $2,660,000 and $2,957,000 in accounts receivable from the Joint Venture at December 31, 1996 and 1995, respectively.

REVENUE RECOGNITION

Revenues related to product sales are recognized upon shipment to the customer or to a customer designated location, at which time title and risk of ownership passes. The Company accrues for estimated installation and warranty costs at the time of sale. Revenues related to service are recognized ratably over the relevant contractual period or as the service is performed. Service revenue billed but unearned is included on the consolidated balance sheets as other accrued liabilities. Revenues related to development contracts are recognized ratably over the contract. Revenues from clinics are recognized when services are performed for the clinic customer.

RESEARCH AND DEVELOPMENT

Research and development expenditures are charged to operations as incurred.

NET INCOME / (LOSS) PER SHARE

Net loss per common share in 1996 and 1995 has been computed using the weighted average number of common shares outstanding. Net income per common share in 1994 has been computed using the weighted average number of common shares outstanding after considering the dilutive effect of convertible preferred shares (using the "as if" converted method) and common stock options and warrants (using the "treasury stock" method).

Note 2 - INVESTMENTS

Investments as of December 31, were as follows (in thousands):

                                               1996                   1995
                                        -----------------     ----------------
Money market mutual funds                      $4,262               $  352
U.S. government obligations                     8,077                1,000
Certificate of deposit                             96                  266
Commercial paper                               12,231                    -
                                        -----------------     ----------------

Total investments                              24,666                1,618

Less amounts classified as cash equivalents   (10,495)                (352)
                                        -----------------     ----------------

Short-term investments                     $   14,171            $   1,266
                                        =================     ================

As of December 31, 1996, all investments were classified as available for sale. As of December 31, 1995, all investments were classified as held-to-maturity, other than money market mutual funds, which were classified as available-for-sale. There were no material gross realized or unrealized gains or losses in any category of investment in 1996 or 1995.

Note 3  -  TRANSACTIONS WITH SIEMENS CORPORATION


     In March 1995, the Company and Siemens Corporation ("Siemens") entered into a Memorandum of Understanding. Under the terms of the Memorandum, Siemens agreed to provide a maximum $15 million to the Company's C-150 Evolution Ultrafast CT scanner research and development program over the next three years in order to improve and enhance the scanner. Imatron funds a portion equal to a minimum fifty percent of Siemens' contribution for the sole purpose of conducting the collaborative agreement. In connection with this agreement, Siemens retains exclusive distribution rights, through March 31, 1998, in certain geographical regions for sales of the C-150/Evolution scanner. The Company has recognized $5,000,000 and $3,884,000 of revenue under the collaborative development agreement in 1996 and 1995, respectively. Under the now expired product development agreement with Siemens, the Company recognized $0, $1,753,000 and $5,013,000 in revenue in 1996, 1995 and 1994, respectively.

In conjunction with this Memorandum of Understanding, Imatron transferred the ownership of five Imatron EBT patents to Siemens and cancelled the minimum purchase provision of the previous distribution agreement in satisfaction of Imatron's $4 million note payable to Siemens. Imatron has classified the entire $4 million as other income in 1995.

In September 1995, Siemens asserted a claim against the Company regarding the lapse of certain foreign registrations of one of the patents assigned to Siemens by the Company in connection with the March 31, 1995 agreement between the companies. The technology involved in the patent is not used presently in any of the Company's products. The Company substituted a patent, subject to existing license-back, currently used in its technology, for the previously transferred patent. Representatives of Siemens have agreed with the Company to these terms.


Note 4  -  BALANCE SHEET DETAIL
           (in thousands)

                                                           December 31,
                                                      1996               1995
                                                 -------------     ------------
Inventories consist of:

Purchased parts and sub-assemblies             $     2,994       $      2,594
Service parts                                        1,142              1,079
Work-in-process                                      2,574              2,403
Finished product                                     3,683              2,861
                                                 -------------    -------------

Inventories                                    $    10,393       $      8,937
                                               =============     ==============

Property and equipment, at cost, consist of:

Machinery and equipment                      $      11,964       $      9,266
Furniture and fixtures                               1,408              1,444
Leasehold improvements                               3,442              2,380
                                             ---------------     --------------
                                                    16,814             13,090

Less accumulated depreciation and amortization      (6,712)            (6,830)
                                             ---------------     --------------

Net property and equipment                   $      10,102       $      6,260
                                             ===============     ==============

Other accrued liabilities consist of:

Warranty and product upgrades                 $      1,867       $      1,740
Customer deposits                                    2,345              2,331
Employee compensation                                  758                628
Deferred service revenues                              225                265
Other                                                  799                643
                                             ---------------     --------------

Other accrued liabilities                     $      5,994       $      5,607
                                             ==============     ==============

Note 5  - DEBT

At December 31, 1995, debt consisted of borrowings due under a line of credit, at prime rate plus one percent. At December 31, 1996, the Company has $5,000,000 available under a line of credit.Interest paid was $582,000, $386,000 and $479,000 in 1996, 1995 and 1994, respectively.

Note 6  -  COMMITMENTS, CONTINGENCIES AND OTHER

OPERATING LEASES

The Company leases its present facilities under various operating leases expiring between December 31, 1996 and December 31, 2005. Future minimum rental payments under the leases as of December 31, 1996 are as follows (in thousands):

                                 1997                         $   1,168
                                 1998                             1,118
                                 1999                             1,047
                                 2000                             1,046
                                 2001                               834
                                 Thereafter                         353
                                                            ------------
                                 Total remaining                 $5,566
                                                            ============

Rent expense for all leases totaled $1,080,000, $921,000 and $855,000 in 1996, 1995 and 1994, respectively.

CAPITAL LEASE OBLIGATIONS

The Company leases certain equipment under noncancelable lease agreements. In addition, HeartScan leases four scanners for its clinics, payments of which are guaranteed by Imatron. The equipment leased by Imatron and HeartScan are accounted for as capital leases. As of December 31, 1996, equipment under the capital lease arrangements and included in property and equipment, aggregated $6,962,000. Accumulated amortization totalled $674,000 at December 31, 1996. Amortization expense is included in depreciation and amortization.

Future minimum lease payments under capital lease obligations at December 31, 1996 are as follows (in thousands):

           1997                            $    1,718
           1998                                 1,764
           1999                                 1,759
           2000                                 1,477
           2001                                   431
                                        -----------------
           Total minimum payments               7,149

           Less amounts representing interest  (1,357)
                                       -----------------
           Total principal                      5,792

           Less portion due within one year    (1,188)
                                       -----------------
                   Long-term portion    $       4,604
                                       =================
The Company sold two scanners to leasing finance institutions during fiscal 1996 and 1995, which were immediately leased back to HeartScan. The sales were accounted for as sales-leaseback transactions. Remaining deferred income on sale-leaseback transactions amounted to $1,419,000 and $1,267,000 at December 31, 1996 and 1995, respectively.

LICENSE AGREEMENTS

In February 1981, the Company was granted the exclusive use for five years and nonexclusive use thereafter of certain technology and a patent pending owned by the University of California ("UC") under the terms of license and sublicense agreements between UC and Emersub Incorporated ("Emersub"), a wholly owned subsidiary of Emerson Radio Corp., and Emersub and Imatron Associates, (the predecessor to the Company), respectively. In June 1986, the license and sublicense agreements were amended to extend the Company's exclusive use of the technology through the remaining life of the patent in exchange for modified annual royalty payments. The sublicense agreement, as amended, requires the Company to pay annual royalties to Emersub equal to 2.125% of the net sales of products utilizing the licensed technology. Charges to operations for 1996, 1995 and 1994 were $91,470, $91,470 and $151,980, respectively.

Note 7  -  CAPITAL STOCK

COMMON STOCK

In 1995, the Company closed a private placement of its common stock.
The private placement realized proceeds of $9,882,000 (net of offering costs) through the sale of 1,200,000 units. A unit consists of five shares of Imatron Inc. Common Stock and one five-year Imatron Inc. Common Stock purchase warrant. In connection with the private placements, the Company issued an additional 91,819 units as a result of the adjustment on the stock price based on the 60-day average price as stated in the Common Stock purchase agreement. The adjusted price per unit was $8.25 or $1.65 per share of Common Stock.

In 1996, Imatron sold 4,500,000 shares of common stock and issued warrants to purchase common shares in two private placement offerings, netting proceeds of $11,348,000. In addition, in 1996, the company issued additional 59,093 shares of common stock as a result of the adjustment on the stock price based on the 60-day average price pertaining to the previous 1995 private placement. As of December 31, 1996, no further rights for adjustments remain for the common stock.

HEARTSCAN EQUITY TRANSACTIONS

In June 1996, Imatron completed a private placement offering whereby 100,000 shares of HeartScan Series A Preferred Stock were sold at $160 per share and realized net proceeds of $14,798,000. The preferred stock is convertible on a ten-to-one basis into HeartScan common shares at any time. Mandatory conversion of the preferred stock into common stock will occur upon the successful completion of a HeartScan initial public offering. The HeartScan Series A Preferred Stock may be exchanged at the sole option of the holder into Imatron common stock at an exchange price of $5.00 per share until the earlier of a) two year period following closing of the Preferred Stock offering; or b) a HeartScan initial public offering. If there is no initial public offering within 24 months of the Preferred Stock closing, holders may convert the HeartScan Series A Preferred Stock into Imatron common stock at a conversion price equal to the greater of $1.50 per share or a 27% discount from the weighted average closing price of Imatron common stock for the 90 day period immediately preceding 24 months of the Preferred Stock closing and each date that is 3 months thereafter to and including the 48th month of the Preferred Stock closing.

Due to the exchange provision built into the private offering as discussed in the preceding paragraph, Imatron will include HeartScan's results of operations in its consolidated financial statements until either the conclusion of the four year exchange period or a HeartScan initial public offering.

The HeartScan Series A Preferred Stock is held entirely by an unaffiliated third parties and is classified in the accompanying consolidated balance sheet at December 31, 1996 as a minority interest.

The terms of the preferred stock provide certain additional rights to the holders including participation and approval of any future HeartScan equity financing and approval of transactions with affiliates.

The terms of the Series A Preferred Shares include 1,000,000 authorized shares and 100,000 issued and outstanding shares at December 31, 1996.

As of December 31, 1996, 30,002 warrants to purchase one share each of HeartScan Common Stock were issued in connection with the above-mentioned private placement. These warrants are exercisable at $16.00 per share and expire in June 2001.

WARRANTS

At December 31, 1996,  outstanding  warrants to purchase shares of the Company's
common  stock  were  as  follows:                                                      Shares  reserved for
                                                                                       exercise  of  warrants
                                                                                    ---------------------------

Warrants, expiring in 2000, to purchase shares of common stock at $2.31 per                     826,038
  share issued under the October 1995 private placement
Warrants,  expiring  in 2001,  to purchase  shares of common  stock at $1.71 per                 162,609
  share  issued to Sitrick & Company in lieu of investor  relation fees
Warrants, expiring in 1999, to purchase shares of common stock at $3.25 per                    1,200,000
  share issued under the May 1996 private placement
Warrants, expiring in 1999, to purchase shares of common stock at $3.75 per                      800,000
  share issued under the May 1996 private placement
Warrants, expiring in 2001, to purchase shares of common stock at $6.20 per                      182,803
  share issued under the 1996 HeartScan  private placement                           -------------------------
Total at December 31, 1996                                                                     3,171,450
                                                                                     ===========================

In 1995, warrants were exercised to purchase a total of 550,000 shares of common stock at prices ranging from $1.00 to $1.50 per share.

In 1996, warrants were exercised to purchase a total of 3,222,000 shares of common stock at prices ranging from $0.40 to $2.31 per share.

Note 8 -  STOCK BONUS PLAN AND STOCK OPTION PLANS

STOCK BONUS PLAN

     In February 1987, the Company adopted the 1987 Stock Bonus Plan which was approved by the shareholders. The stock bonus plan was adopted to reward and to provide incentive to participants for services. The total number of common shares that may be granted is 1,200,000 with no more than 400,000 shares awarded in any fiscal year. In 1996, the Company granted 19,409 shares under the plan. There were no shares granted under the plan in 1995 and 1994. As of December 31, 1996, 770,910 common shares are reserved for future grants.

DIRECTOR STOCK OPTION PLAN

In June 1991, the Company adopted a non-employee Directors' Stock Option Plan for the directors of Imatron. The Directors Plan provides for the automatic grant of non-statutory options to non-employee directors. The Directors Plan covers 250,000 shares of the Company's common stock. In June 1993 an amendment to the non-employee Directors Plan was approved increasing the number of shares to 550,000. Under the plan, options for 425,000 shares have been granted to non-employee Directors.

EMPLOYEE STOCK OPTION PLAN

In March 1983, the Company adopted a stock option plan which provides for the granting of incentive stock options to employees and nonstatutory stock options to nonemployee directors, and certain consultants. The shareholders approved the plan, as amended, in March 1984. In 1993 the original plan ("1983 Plan") terminated and a new plan ("1993 Plan") was approved. The terms of the 1993 Plan are consistent with the terms of the 1983 Plan. During 1995, the shareholders approved an increase in the number of shares reserved for the 1993 Plan from 3,000,000 to 5,500,000.

All incentive stock options are granted at the common stock's fair market value at the grant date and nonstatutory stock options are granted at not less than 85% of the common stock's fair market value at the grant date. Options granted under the plan generally vest evenly over four years following the grant date and expire five years from the grant date.

STOCK BASED COMPENSATION

The Company has elected to follow Accounting Principles Board Opinion No. 25, " Accounting for Stock Issued to Employees ("APB 25") and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), requires use of option valuation models that were not developed for use in valuing stock options. Under APB 25, compensation expense is measured as the excess of the market price of the underlying stock over the exercise price on the date of the grant, if any.

Pro forma information regarding net loss and loss per share is required by SFAS 123, and has been determined as if the Company has accounted for its employee stock options under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                             1996                      1995
                                             ----                      ----

  Expected stock price volatility           80.2%                     80.2%
  Risk-free interest rate                    6.25%                     6.37%
  Expected life - Years                      3.64                      3.55
  Expected dividend yield                    0.00%                     0.00%

The Black- Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Had the Company elected to recognize compensation expense based on the fair value of the options granted at grant dates as prescribed by SFAS 123, net loss and loss per share would have been increased to the pro forma amounts indicated in the table below (in thousands):

                                                1996                1995
                                             ----------          ----------
 Net loss - as reported                       ($10,465)           ($2,449)
               Net loss - pro forma           ($10,884)           ($2,620)
               Loss per share - as reported     ($0.14)            ($0.04)
               Loss per share - pro forma       ($0.15)            ($0.05)

The weighted average fair value of options granted in 1996 and 1995 was $2.63 and $1.24 per share, respectively. The weighted average remaining contractual life of all options at December 31, 1996 is 3.64 years.

The pro forma effect on net loss for 1996 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants prior to 1995, and the compensation expense that will be recognized in future years as the graded vesting periods become exercisable.


A summary of the activity under the stock option plans is as follows:

                                                                           Outstanding Options
                                                            Shares        ---------------------             Aggregate
                                                           available        Number      Price per            Exercise
                                                           for grant       of shares      share          price(in thousands)
                                                          -----------     ----------   -------------        ----------
Balances at December 31, 1993                             2,392,000        3,745,216   $0.48 - $0.56         $2,523

   Options granted                                       (2,230,808)       2,230,808   $0.43 - $1.22          2,052
   Options exercised                                          -           (1,147,002)  $0.48 - $0.61          (616)
   Options cancelled                                        236,263         (236,263)  $0.48 - $1.22          (173)
   1983 option plan termination                             (28,563)           -       $0.51 - $0.56          (159)
                                                        -------------    -----------   -------------         -------

Balances at December 31, 1994                               368,892        4,592,759   $0.43 - $1.22         $3,627

   Shares reserved - 1993 Plan                            2,500,000             -                                -
   1983 option plan termination                             (83,950)            -      $0.51 - $0.56            (45)
   Options granted                                         (413,800)         413,800           $1.03            426
   Options exercised                                         -            (1,320,377)  $0.51 - $1.22           (981)
   Options cancelled                                        301,125         (301,125)  $0.56 - $1.22           (288)
                                                       ---------------   ------------  -------------        --------
Balances at December 31, 1995                             2,672,267        3,385,057   $0.43 - $1.22         $2,739

   1983 option plan termination                              (5,550)          -        $0.51 - $0.56             (3)
   Options granted                                         (514,728)         514,728           $2.06          1,060
   Options exercised                                           -            (940,235)  $0.51 - $2.06           (795)
   Options cancelled                                        102,175         (102,175)  $0.56 - $1.22            (93)
                                                      ----------------  -------------  -------------       ----------
Balances at December 31, 1996                             2,254,164        2,857,375   $0.43 - $2.06          $2,908
                                                      ================  =============  =============        ==========


The  following  table   summarizes   information   concerning   outstanding  and
exercisable  options as of  December  31,  1996 (In  thousands  except per share amounts):

                       Options Outstanding                                           Options Exercisable
                                        Weighted
                                        Average
Range of Exercise                      Remaining            Weighted                                 Weighted Average
   Prices            Number of        Contractual           Average              Number of           Exercise Price
   ------             Shares             Life             Exercise Price           Shares
                  --------------    ---------------     ---------------       -----------------    --------------------
$0.51 - $2.00          2,421             3.30                $0.75                 1,534               $0.75
$2.01 - $3.50            361             4.00                $2.06                    55               $2.06
$3.51 - $5.00             75             4.70                $4.67                     0                   0
                  --------------   ----------------     ---------------       -----------------    --------------------
                       2,857             3.64                $1.02                 1,589               $0.92
                  ==============   ================     ===============       =================    ====================

Options for 1,588,533 and 1,406,997 shares of the Company's common stock were exercisable under the plans at December 31, 1996 and 1995 at an aggregate exercise price of $1,460,599 and $1,146,916, respectively.

In October 1995, HeartScan approved the adoption of the HeartScan Imaging Inc. 1995 Stock Option Plan ("HSI Stock Option Plan") which provides for the granting of incentive stock options to employees and nonstatutory stock options to employees, nonemployee directors, and certain consultants. All incentive stock options are granted at the common stock's fair market value at the grant date and nonstatutory stock options are granted at not less than 85% of the common stock's fair market value at the grant date. Options granted under the plan generally vest annually over four years following the grant date and has a maximum term of ten years.


A summary of the activity under the HSI Stock Option Plan is as follows:
                                                                        Outstanding Options
                                                     Shares            --------------------           Aggregate
                                                     available          Number        Price per        Exercise
                                                     for grant         of shares        share      Price(in thousands)
Balances at December 31, 1994                              -                -             -               -

 Shares reserved - 1995 Plan                           250,000              -             -               -
 Options granted                                      (112,500)         112,500        $0.001             -
                                                  ----------------   ------------  --------------   -----------

Balances at December 31, 1995                          137,500           112,500       $0.001             -

 Options granted                                       (75,000)           75,000       $0.10             $8
 Options exercised                                          -            (72,656)      $0.001             -
                                                  ----------------   -------------  -------------   -----------
Balances at December 31, 1996                           62,500           114,844       $0.07             $8
                                                  ================   =============   ===========     ===========

At December 31, 1996, options to purchase 18,750 shares of HeartScan common stock were exercisable at an aggregate exercise price of $1,875.

The difference between the exercise price and fair market value, of the HeartScan's common stock at the date of issue of the stock options, totalling $143,000 has been recorded as deferred compensation and a component of stockholders' equity. Of this amount, $27,000 has been recognized as an expense through December 31, 1996. The remaining $116,000 will be recognized as an expense as the shares vest over a period of up to four years.

COMMON STOCK RESERVED

At December 31, 1996, the Company has reserved shares of common stock for future issuances as follows (in thousands):


        Stock option plans                                               5,111
        Stock options outside the plans                                  1,500
        Stock purchase plan                                                727
        Stock warrants                                                   3,347
        Stock bonus plan                                                   771
        Conversion of HeartScan Preferred A                             10,667
                                                                ---------------
        Total                                                           22,123
                                                                ===============

Note 9  -  STOCK PURCHASE PLAN AND RETIREMENT SAVINGS PLAN

EMPLOYEE STOCK PURCHASE PLAN

In March 1994, the Company adopted an employee stock purchase plan covering most employees. Under the plan, employees may contribute up to 10% of their compensation to purchase shares of the Company's common stock at the lesser of 85% of the stock's fair market value at the offering period or end of each three-month interim offering period. The maximum number of shares offered under the Plan is 1,800,000 shares of common stock. At December 31, 1996, 727,095 shares were reserved and available for future issuance under the plan. A total of 228,222, 334,975 and 503,243 shares were issued at an average price of $1.44, $0.75 and $0.75 per share in 1996, 1995 and 1994, respectively.

RETIREMENT SAVINGS PLAN

In 1987, the Company established a qualified retirement plan, under the provisions of section 401(K) of the Internal Revenue Code, in which eligible employees may participate. Substantially all participants in this plan are able to defer compensation up to the annual maximum amount allowable under the Internal Revenue Service regulations. The Plan was amended in 1994 to provide for employer contributions equal to 50% of every dollar of employee contribution, with a maximum of 6% of employee wages. The Company contributed approximately $212,000, $169,000 and $76,000 in 1996, 1995 and 1994,
respectively.

Note 10  -  INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities as of December 31, are as follows (in thousands):

                                                            1996              1995
                                                       ---------------    -------------
Deferred tax assets:
   Net operating loss carryforwards                     $  24,489         $  19,733
   Federal credit carryforwards                               842               880
   Expenses not currently deductible for tax purposes       3,446                -
   Deferred revenue previously taxed                          614                -
   Other                                                      150             2,807
       Deferred tax assets                                      -                 -
                                                       ---------------    -------------
                                                           29,541            23,420
Valuation allowance
                                                          (28,838)          (22,407)
                                                       ---------------    -------------
     Net deferred tax assets
                                                              703             1,013
Deferred tax liabilities:
  Capitalized development costs                                 -                42
  State income taxes                                          479               504
  Other                                                       224               467
                                                       ---------------    -------------
      Deferred tax liabilities                                703             1,013

  Net deferred taxes                                    $       -          $      -
                                                       ===============    =============

The net change in the valuation allowance was $6,431,000, $925,000, and ($1,792,000) for 1996, 1995 and 1994, respectively, principally resulting from net operating loss carryforwards.

The reconciliation of income tax attributable to continuing operations compared at the U.S. federal statutory rates to income tax expense is as follows:

                                           1996           1995           1994
                                     -----------      ----------    -----------
Federal statutory rate                 (34%)              (34%)            34%
Net operating loss carry forwards        -                  -             (33%)
Valuation Allowance                     34%                34%              -
                                     ------------     ----------    -----------
Effective tax rate                       0%                 0%              1%
                                     ===========     ===========     ==========

Due to the issuance of preferred stock which occurred June 28, 1996, utilization of the net operating loss and tax credit carryforwards for the Company and its subsidiary, HeartScan, will be subjected to separate return limitations.

At  December  31,  1996 the Company has net  operating  loss  carryforwards  for federal and state income tax purposes of approximately $61,200,000 and $10,600,000 respectively. Additionally, the Company has research and development and alternative minimum tax credit carryforwards of approximately $842,000 at December 31, 1996. The net operating loss and the research and development tax credit carryforwards expire in various years from 1998 through 2011.

In addition, HeartScan has net operating loss carryforwards for federal and state income tax purposes of approximately $7,500,000 and $1,800,000, respectively. The net operating loss carryforwards expire in various years from 2001 through 2011.

Pursuant to the Tax Reform Act of 1986, annual utilization of the Company's net operating loss and tax credit carryforwards may be limited if a cumulative change in ownership of more than 50% is deemed to occur within any three-year period.

Note 11  -  SEGMENT INFORMATION AND FOREIGN SALES

The Company operates in one industry segment in which it designs, manufactures and markets a computed tomography scanner. The Company has distributors that sell and service its scanner throughout the world. Sales of products to end-users outside the United States were $11,528,000, $13,254,000 and $14,990,000 in 1996, 1995 and 1994, respectively.

Report of Independent Auditors


Board of Directors and Shareholders
Imatron Inc.

We have audited the accompanying consolidated balance sheets of Imatron Inc. as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. Our audits also included the financial statement schedule listed in the index at Item 14 (a). These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Imatron Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                                         ERNST & YOUNG LLP

San Francisco, California
February 14, 1997

MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER
         MATTERS

Since April 1985, the Company's Common Stock has traded on the Nasdaq National Market System under the Nasdaq symbol "IMAT".

The following table sets forth, for the periods indicated, the range of high and low sales prices, all as reported by Nasdaq. These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

                              1996                                  1995
                         --------------                        ---------------
Quarter:                High          Low                    High          Low
                    -----------   ------------            -----------   --------
First                 $ 3.50        $ 1.75                 $ 1.31        $ .97
Second                  8.38          3.00                   1.22          .81
Third                   6.63          3.94                   3.63          .75
Fourth                  4.81          2.50                   2.97         1.47

As of March 18, 1997 there were approximately 6,823 holders of record of the Company's common stock. On March 18, 1997 the closing price of the Company's common stock on Nasdaq was $ 2.28.


                              DIVIDEND INFORMATION

The Company has paid no cash dividends on its Common Stock since incorporation and anticipates that for the foreseeable future. It will retain any earnings for use in its business.

SELECTED FINANCIAL DATA

                         SELECTED FINANCIAL INFORMATION
                    (In thousands, except per share amounts)

                                    OPERATING INFORMATION

Year Ended December 31       1996        1995      1994        1993       1992
---------------------      ---------   --------   --------     -------   ------

Total revenues              $25,768    $26,700    $33,571     $25,111   $14,263
Net income(loss)            $(10,465)  $(2,449)   $ 2,310     $(2,871)  $(6,523)
Net income(loss)per share   $ (0.14)   $ (0.04)   $  0.04     $ (0.06)  $ (0.15)
Number of shares used
  in per share calculations  74,406     57,598     62,102      47,865    43,294


                            BALANCE SHEET INFORMATION

At December 31              1996         1995       1994       1993       1992
---------------           ---------   ---------   ---------  ---------  --------

Working capital          $ 33,042     $ 14,252    $ 8,741    $ 5,536    $ 6,971
Total assets             $ 53,192     $ 30,876    $21,173    $15,903    $18,602
Long-term debt           $     -      $    -      $ 4,992    $ 4,992    $ 4,992
Total liabilities        $ 15,666     $ 14,651    $14,303    $12,265    $12,332
Minority Interest        $ 14,941     $    -      $  -       $  -       $   -
Shareholders' equity     $ 22,585     $ 16,225    $ 6,870    $ 3,638    $ 6,270

The Company did not pay any cash dividends on its Common Stock during any of the periods presented above.

Corporate Directory


DIRECTORS AND OFFICERS                               INDEPENDENT PUBLIC
                                                     ACCOUNTANTS
S.Lewis Meyer
President and Chief Executive Officer                Ernst & Young
Director                                             San Francisco, California


Douglas P. Boyd                                      GENERAL COUNSEL
Chairman of the Board and
Chief Technology Officer                             Severson & Werson
Director                                             San Francisco, California


Gary H. Brooks                                       TRANSFER AGENT
Vice President, Finance and Administration
and Chief Financial Officer                          Continental Stock Transfer
Secretary                                            Two Broadway
                                                     New York, New York  10004
John L. Couch
Vice President
Research & Development                               ANNUAL MEETING
Director
                                                     The annual meeting of
Jose Filipe Guedes                                   shareholders of Imatron
Director                                             Inc. will be held on
Managing Partner, Ceramic S.A.                       June 30, 1997 at 10:00 a.m.
                                                     at the Embassy Suites
Rear Admiral (Ret.) William J. McDaniel, M.D.        Hotel, South San Francisco.
Director
Medical Corps, U.S. Navy
Surgeon, U.S. Pacific Command                        FORM 10-K

Terry Ross                                           The Company's annual report
Director                                             to the Securities and
President, CEMAX, Inc.                               Exchange Commission on Form
                                                     10-K may be obtained
Aldo Test                                            without charge by writing
Director, Attorney-At-Law                            to:
Partner, Flehr, Hohback, Test,                       Investor Relations

Albritton & Herbert                                  Imatron Inc.

                                                     CORPORATE ADDRESS

                                                     Imatron Inc.
                                                     389 Oyster Point Boulevard
                                                     So.San Francisco, CA  94080
                                                     Telephone:  415-583-9964
                                                     Fax:  415-871-0418